                          NORTH AMERICAN PALLADIUM LTD.
                           CONSOLIDATED BALANCE SHEETS
                  (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

                                                      June 30     December 31
                                                        2006          2005
                                                    -----------   -----------
                                                    (unaudited)

ASSETS
CURRENT ASSETS
   Cash and cash equivalents                         $  16,214     $  15,031
   Concentrate awaiting settlement, net - Note 2        60,171        37,453
   Inventories                                          10,304         8,599
   Crushed and broken ore stockpiles - Note 3            6,348         7,267
   Other assets                                          1,505         2,344
                                                     ---------     ---------
                                                        94,542        70,694
Mining interests, net                                  158,562       159,523
Mine restoration deposit - Note 4                        7,931         7,247
Crushed and broken ore stockpiles - Note 3                 274           239
Deferred financing costs                                 1,393           654
                                                     ---------     ---------
                                                     $ 262,702     $ 238,357
                                                     ---------     ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable and accrued liabilities          $  14,716     $  16,392
   Taxes payable                                           129           386
   Future mining tax liability                              53            --
   Current portion of obligations under capital
      leases                                             2,145         2,323
   Current portion of long-term debt - Note 5            6,460         6,664
   Current portion of convertible notes
      payable - Note 6                                   5,612            --
   Kaiser Francis credit facility - Note 5                  --        13,407
                                                     ---------     ---------
                                                        29,115        39,172

Mine restoration obligation                              8,053         7,894
Obligations under capital leases                         4,911         6,218
Long-term debt - Note 5                                 13,921        17,660
Convertible notes payable - Note 6                      30,452            --
Future mining tax liability                                  8           202
                                                     ---------     ---------
                                                        86,460        71,146
SHAREHOLDERS' EQUITY
   Common share capital and common share purchase
   warrants - Note 7                                   337,609       325,592
   Equity component of convertible notes payable,
   net of issue costs  - Note 6                         12,337            --
   Contributed surplus                                   1,017           874
   Deficit                                            (174,721)     (159,255)
                                                     ---------     ---------
                                                       176,242       167,211
                                                     ---------     ---------
                                                     $ 262,702     $ 238,357
                                                     ---------     ---------

                          NORTH AMERICAN PALLADIUM LTD.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                   (unaudited)

                                                          THREE MONTHS                 SIX MONTHS
                                                             ENDED                       ENDED
                                                            JUNE 30                     JUNE 30
                                                   -------------------------   -------------------------
                                                       2006          2005          2006          2005
                                                   -----------   -----------   -----------   -----------
REVENUE FROM METAL SALES - Note 9                  $    35,519   $    23,544   $    67,011   $    49,750
                                                   -----------   -----------   -----------   -----------
OPERATING EXPENSES
   Production costs, excluding amortization
   and asset retirement costs                           28,289        26,176        52,600        49,409
   Smelter treatment, refining and freight costs         4,237         4,324         6,951         8,997
   Amortization                                          7,538         4,788        11,135         9,507
   Administrative                                        1,584         1,792         3,763         3,387
   Exploration expense                                   2,659         1,662         4,683         2,505
   Loss on disposal of equipment                           194            --           194            --
   Asset retirement costs                                  132           122           255           246
                                                   -----------   -----------   -----------   -----------
   Total operating expenses                             44,633        38,864        79,581        74,051
                                                   -----------   -----------   -----------   -----------
LOSS FROM MINING OPERATIONS                             (9,114)      (15,320)      (12,570)      (24,301)
                                                   -----------   -----------   -----------   -----------
OTHER EXPENSES (INCOME)
   Accretion expense relating to convertible
      notes payable - Note 6                             2,460            --         2,460            --
   Interest expense                                      1,423           611         2,118         1,246
   Foreign exchange loss (gain)                           (955)           82          (674)          146
   Amortization of deferred financing costs                144            11           155            21
   Write-off of deferred financing costs                    --            --           504            --
   Interest income                                        (380)         (439)         (463)         (928)
                                                   -----------   -----------   -----------   -----------
Total other expenses (income)                            2,692           265         4,100           485
                                                   -----------   -----------   -----------   -----------
LOSS BEFORE INCOME TAXES                               (11,806)      (15,585)      (16,670)      (24,786)
Income tax expense (recovery)                             (481)         (357)       (1,204)       (1,822)
                                                   -----------   -----------   -----------   -----------
LOSS FOR THE PERIOD                                    (11,325)      (15,228)      (15,466)      (22,964)
Deficit, beginning of period                          (163,396)     (113,380)     (159,255)     (105,644)
                                                   -----------   -----------   -----------   -----------
Deficit, end of period                             $  (174,721)  $  (128,608)  $  (174,721)  $  (128,608)
                                                   -----------   -----------   -----------   -----------
Loss per share
   Basic                                           $     (0.22)  $     (0.29)  $     (0.30)  $     (0.44)
                                                   -----------   -----------   -----------   -----------
   Diluted                                         $     (0.22)  $     (0.29)  $     (0.30)  $     (0.44)
                                                   -----------   -----------   -----------   -----------
Weighted average number of shares outstanding
   Basic                                            52,371,162    51,997,215    52,293,401    51,870,012
                                                   -----------   -----------   -----------   -----------
   Diluted                                          52,371,162    51,997,215    52,293,401    51,870,012
                                                   -----------   -----------   -----------   -----------

                          NORTH AMERICAN PALLADIUM LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)
                                   (unaudited)

                                                      THREE MONTHS           SIX MONTHS
                                                         ENDED                 ENDED
                                                        JUNE-06               JUNE-06
                                                  -------------------   -------------------
                                                    2006       2005       2006       2005
                                                  --------   --------   --------   --------
CASH PROVIDED BY (USED IN)
OPERATIONS
Loss for the period                               $(11,325)  $(15,228)  $(15,466)  $(22,964)
Operating items not involving cash
   Accretion expense relating to
   convertible notes payable                         2,460         --       2460         --
   Amortization                                      7,538      4,788     11,135      9,507
   Amortization of deferred financing costs            144         11        155         21
   Accrued interest on convertible notes               395         --        395         --
   Accrued interest on mine closure deposit            (84)        --        (84)        --
   Unrealized foreign exchange (gain) loss          (2,722)       462     (2,768)       653
   Loss on disposal of equipment                       194         --        194         --
   Asset retirement costs                              132        122        255        246
   Future income tax expense (recovery)               (295)      (522)    (1,130)    (2,207)
   Write-off of deferred financing costs                --         --        504         --
   Stock based compensation and employee
   benefits                                            458        467        883        881
                                                  --------   --------   --------   --------
                                                    (3,105)    (9,900)    (3,467)   (13,863)
Changes in non-cash working capital - Note 8       (14,019)    12,398    (24,101)    27,271
                                                  --------   --------   --------   --------
                                                   (17,124)     2,498    (27,568)    13,408
                                                  --------   --------   --------   --------
FINANCING ACTIVITIES
   Issuance of convertible notes                        --         --     41,037         --
   Increase in long term debt and credit
   facility                                             --         --      2,311         --
   Deferred financing costs                           (227)        --     (2,364)        --
   Issuance of common shares                         3,446      2,608      3,921      3,039
   Repayment of long-term debt                      (1,625)    (1,731)    (3,295)    (3,455)
   Repayment of obligations under capital
   leases                                             (597)      (649)    (1,175)    (1,106)
   Mine restoration deposit                           (300)      (300)      (600)      (600)
                                                  --------   --------   --------   --------
                                                       697        (72)    39,835     (2,122)
                                                  --------   --------   --------   --------
INVESTING ACTIVITIES
Additions to mining interests                       (3,649)    (7,722)   (11,084)   (13,791)
                                                  --------   --------   --------   --------
Increase (decrease) in cash and cash
   equivalents                                     (20,076)    (5,296)     1,183     (2,505)
Cash and cash equivalents, beginning of
   period                                           36,290     68,546     15,031     65,755
                                                  --------   --------   --------   --------
Cash and cash equivalents, end of period          $ 16,214   $ 63,250   $ 16,214   $ 63,250
                                                  --------   --------   --------   --------

Supplementary information - Note 8(b) and (c)

                          NORTH AMERICAN PALLADIUM LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
   (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AND PER OUNCE
                                    AMOUNTS)
                                   (unaudited)

1.   BASIS OF PRESENTATION

     These unaudited consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures are included in the Company's audited annual consolidated financial statements included in the Company's annual report to shareholders for the year ended December 31, 2005. Accordingly, these unaudited consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for 2005.

     LIFE-OF-MINE PLAN REVIEW AND MEASUREMENT UNCERTAINTY OF MINING INTERESTS

     During the first quarter of 2006, the ultimate pit design implemented in 2004 was changed to an interim pit design that addressed previously disclosed south pit wall instability issues. The Company has engaged an independent geotechnical consultant to review the slope stability issues and his recommendations have been used in designing a reconfigured open pit mining plan. The Company has commenced a detailed review of its life-of-mine operating plan for the Lac des Iles mine, the Company's only operating mine. The Company's management is in the process of preparing and reviewing various mine plan scenarios in order to determine which future mine operating plan optimizes the expected remaining economic life of the Lac des Iles mine. At this time, the most likely mine plan scenario to be adopted is unknown and the possible effect, if any, on the current life-of mine plan is undeterminable. Depending on the eventual life-of-mine plan selected, the Company will have to review the carrying value of its mining interests and determine if an impairment charge and a corresponding reduction in the carrying value of its mining interests is required.

     ARCTIC PLATINUM PROJECT

     On October 18, 2005, the Company announced that it had entered into a letter of intent to form a joint venture with Gold Fields Limited to further explore and develop a mining operation at the Arctic Platinum Project ("APP") located in Finland. The APP includes several advanced stage PGM Projects. The Company has been granted an option to earn up to a 50% interest and, in certain circumstances, a 60% interest in APP and will become the project operator. In order to exercise the option, the Company must spend US$12,500, complete a feasibility study and make a production decision, as well as paying Gold Fields up to US$45,000 (for a 60% interest) through the issuance of the Company's common shares (approximately 9.2 million shares) on or before August 31, 2008. The formal agreement governing the joint venture was signed on March 24, 2006. As at June 30, 2006, the Company has incurred $2,771 (US$2,485) in expenditures on the APP and these costs have been charged to exploration expense.

2.   CONCENTRATE AWAITING SETTLEMENT

     The gross value of concentrate awaiting settlement represents the value of platinum group metals and base metals from production shipped to and received by third-party smelters between November 2005 and June 2006, which are in-process at the balance sheet date. At June 30, 2006, concentrate awaiting settlement included 92,154 ounces of palladium (December 31, 2005
     - 65,905) of which 9,004 ounces is pre-production from the underground mine which is not recognized as revenue but as a reduction of the cost to develop the underground mine. Concentrate awaiting settlement is revalued and adjusted at each reporting period to reflect changes in metal prices and foreign exchange rates. Concentrate awaiting settlement was entirely from one domestic customer at June 30, 2006 and the Company expects full realization will occur on such receivable.

3.   CRUSHED AND BROKEN ORE STOCKPILES

     Crushed and broken ore stockpiles are valued at the lower of average production cost and estimated net realizable value. Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. The amount of stockpiled ore that is not expected to be processed within one year is shown as a long-term asset.

4.   MINE RESTORATION DEPOSIT

     The Company has established a mine closure plan for the eventual clean-up and restoration of the mine site in conjunction with the Ontario Ministry of Northern Development and Mines (the "Ministry"), which requires a total amount of $7,802 to be accumulated in a Trust Fund controlled by the Ministry. At June 30, 2006, the Company had $7,931 on deposit with the Ministry which includes accrued interest of $401. The funds on deposit bear interest at current short-term deposit rates and will be returned to the Company once the mine closure is completed.

5.   LONG-TERM DEBT AND CREDIT FACILITY

     The Company's long-term debt, is comprised of a senior credit facility with an equipment finance company. The interest rate under the loan facility is LIBOR plus 250 basis points, or 7.85% at June 30, 2006. As at June 30, 2006, the outstanding long-term debt, including current and long-term portions was $20,381 The senior credit facility is repayable in equal quarterly installments over a five-year period with a final maturity of November 24, 2009.

     Kaiser-Francis Oil Company's ("KFOC"), the Company's controlling shareholder, credit facility maturing on June 30, 2006 was repaid on June 23, 2006 pursuant to the terms of the Series II convertible note issued on that date (also refer to Note 6).

6.   CONVERTIBLE NOTES PAYABLE

                                                                      June 30,
                                                                        2006
                                                                      --------
     Series I convertible notes (principal amount US$35 million,
        maturing August 1, 2008)                                       $25,308
     Series II convertible notes (principal amount US$13.5 million,
        maturing December 1, 2008)                                      10,756
                                                                       -------
                                                                        36,064
        Less: current portion                                           (5,612)
                                                                       -------
                                                                       $30,452
                                                                       -------

     On March 29, 2006, the Company issued US$35,000 (C$41,037) aggregate principal amount of Series I convertible notes (the "Series I Notes") due August 1, 2008 through a private placement of convertible notes and common share purchase warrants. The offering (the "Offering") consists of up to US$58,500 principal amount of notes. The Offering was to KFOC and an institutional investor (the "Purchasers"). The Offering is governed by a securities purchase agreement dated March 24, 2006 (the "SPA") among the Company and the Purchasers.

     The Series I Notes are convertible into 2,873,563 common shares of the Company at any time by the holder at US$12.18 per share. Warrants exercisable to purchase 1,436,782 common shares were issued with the Series I Notes, each warrant being exercisable to purchase one common share at an exercise price of US$13.48 until March 29, 2010.

     The Company, at its option, had the right to sell to KFOC up to US$13,500 principal amount of Series II Notes (a second tranche) on or before June 30, 2006, which would be used to repay the loan under the existing KFOC credit facility (refer to note 5). On June 23, 2006, the Company exercised this right and issued to KFOC US$13,500 aggregate principal amount of Series II Notes, due December 1, 2008. The Series II Notes are convertible into 1,108,374 common shares of the Company at any time by the holder at US$12.18 per share. Warrants exercisable to purchase 554,187 common shares were issued with the Series II Notes, with each warrant being exercisable to purchase one common share at an exercise price of US$13.48 until June 23, 2010.

     The Purchasers have the option to acquire an additional US$10,000 principal amount of notes (a third tranche) on or before December 31, 2006.

     The Series I and II Notes bear interest at a rate of 6.5% per annum payable bi-monthly, commencing on June 1, 2006 and August 1, 2006, respectively. Series I and II Notes are repayable in nine equal installments commencing April 1, 2007 and August 1, 2007, respectively. The interest payments and/or repayment amounts may be paid to each Purchaser, at the Purchaser's option, in any combination of cash and/or common shares. If common shares are issued for interest payments or in repayment of the convertible notes they will be issued at a 10% discount from the weighted average trading price of the common shares on the AMEX for the five consecutive trading days immediately prior to applicable payment date.

     Commencing June 29, 2007 for Series I and September 23, 2007 for Series II, if the weighted average trading price of the common shares for each of any 25 consecutive trading days is 150% or more of the conversion price, the Company will have the right to force the Purchasers to convert all or any of the outstanding principal amount of the convertible notes at the conversion price.

     The convertible notes contain customary covenants, including restrictions on the Company incurring debt or obligations for or involving the payment of money in excess of certain restricted amounts. The convertible notes are unsecured but contain customary anti-dilution protection as well as adjustments in the event that the Company issues common shares or securities convertible into common shares at a purchase price per common share less than the conversion price. The warrants contain similar anti-dilution protection.

     Under Canadian GAAP, the components of the convertible notes must be bifurcated and accounted for separately as debt and equity instruments. The warrants are separable from the notes and are accounted for as an equity instrument. The Series I proceeds received were allocated to the debt and equity components of the notes and to the initial warrants on a relative fair value basis as follows: US$20,558 to the debt, US$8,808 to the equity component and US$5,634 to the warrants. The Series II Notes proceeds were allocated as follows: US$9,578 to the debt, US$2,312 to the equity component and US$1,610 to the warrants. In addition, a liability (the "Equity Premium") was recognized for the holders' option to receive common shares, in lieu of cash, at a 10% discount to the five day weighted trading price, as described above, for interest and principal payments. The Company will be required to accrete the carrying value of the convertible notes and the Equity Premium such that at each installment payment date, the carrying value of the notes and the Equity Premium will be equal to the face value of the notes and the liability related to the Equity Premium. The Company recorded accretion expense of $2,460 during the three months ended June 30, 2006 of which $576 represented the accretion relating to the Equity Premium which was included in the carrying value of the convertible notes payable as at June 30, 2006.

     The fair value of the debt was determined based on the future payments of principal and interest for a debt instrument of comparable maturity and credit quality, excluding any conversion option by the holder. The Series I Notes carry an effective interest of 42%. The Series II Notes carry an effective interest rate of 28%.

     The conversion option or equity component of the Notes was valued using a Binomial model. The fair value of the warrants was determined based on the Black-Scholes option pricing model. The models used in the valuation of the components of the convertible debt contain certain subjective assumptions, changes of which can cause significant variation in the estimated fair value of the debt and equity components of the notes.

     The estimated issue costs of $2,364 have been allocated pro-rata to the debt ($1,398) and equity components ($589) of the Series I and II Notes and to the associated warrants ($377) on a relative fair value basis. The financing costs related to the debt components will be amortized on an effective yield basis over the term of the convertible notes.

7.   COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

     The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series A preferred shares.

     (a)  Common shares and common share purchase warrants:

                                                              JUNE 30, 2006
                                                         ----------------------
                                                            SHARES      AMOUNT
                                                         -----------   --------
           Common shares issued, beginning of period      52,197,217   $325,592
           Common shares issued:
              Pursuant to stock options exercised            120,588        875
              Fair value of stock options exercised               --        146
              To group registered retirement savings
                 plan participants                            41,568        507
              For interest payments on convertible
                 notes payable                                43,772        395
              Private placement - flow through shares
                 (net)                                       270,000      3,045
              Tax effect of flow-through shares                   --       (989)
                                                         -----------   --------
           Common shares issued, end of period            52,673,145    329,571
                                                         -----------   --------
           Common share purchase warrants - Note 7b
           Balance, beginning of period                           --         --
              Issued pursuant to terms of Series I
                 convertible notes, net of issue costs     1,436,782      6,238
              Issued pursuant to terms of Series II
                 convertible notes, net of issue costs       554,187      1,800
                                                         -----------   --------
                                                           1,990,969      8,038
                                                         -----------   --------
           Balance, end of period                                      $337,609
                                                                       --------

          The Company finances a portion of its exploration activities through the issue of flow through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. At the time the Company renounces the tax attributes of the expenditures to the subscribers, share capital is reduced and future tax liabilities are increased by the estimated income tax benefits renounced.

     (b)  Common Share Purchase Warrants

          Pursuant to the terms of the securities purchase agreements governing the issue of the convertible notes payable, warrants to purchase 1,990,969 common shares were issued and are outstanding as follows:

                      NUMBER OF   EXERCISE       EXPIRY
                       WARRANTS     PRICE         DATE
                      ---------   --------   --------------
                      1,436,782   US$13.48   March 29, 2010
                        554,187   US$13.48    June 23, 2010

     (c)  Restricted Share Unit Plan

          Effective December 14, 2005, the Company adopted a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit means an equivalent in value to the fair market value of a common share of the Company on the date of the award. As at June 30, 2006, 40,000 restricted share units are outstanding. The fair value of the restricted share units as at June 30, 2006 is $9.63 per unit and $32 has been charged to compensation expense for the three months ended June 30, 2006.

     (d)  Corporate Stock Option Plan

          The following summary sets out the activity in outstanding common share stock options for the six months ended June 30, 2006:

                                                   June 30, 2006
                                               --------------------
                                                          Weighted-
                                                           Average
                                                           Exercise
                                                Shares      Price
                                               --------   ---------
          Outstanding, beginning of period      563,638     $10.43
          Granted                                35,000       8.40
          Exercised                            (120,588)      7.25
          Cancelled                            (124,750)     13.29
                                               --------     ------
          Outstanding, end of period            353,300     $10.31
                                               --------     ------
          Options exercisable, end of period    145,267     $10.49
                                               --------     ------

     The Company recognized a stock based compensation expense of $326 for the six months ended June 30, 2006 (June 30, 2005 - $345). The following table summarizes information about the Company's stock options outstanding at June 30, 2006:

                                              Options
                                          Outstanding at   Options Exercisable
     Exercise Price      Expiry Dates      June 30, 2006     at June 30, 2006
     --------------   -----------------   --------------   -------------------
     $ 3.42               April 7, 2011       15,167              15,167
     $ 4.75           February 27, 2011        7,500               7,500
     $ 8.40               June 20, 2014       35,000                  --
     $ 8.83           December 14, 2013       10,000                  --
     $ 9.67           November 30, 2013       40,000                  --
     $ 9.76            November 1, 2012       15,000               5,000
     $10.00           November 27, 2013       50,000                  --
     $10.01                June 6, 2010        6,000               6,000
     $11.90               June 23, 2012      174,633             111,600
                                             -------             -------
                                             353,300             145,267
                                             -------             -------

8.   STATEMENT OF CASH FLOWS

     (A) THE NET CHANGES IN NON-CASH WORKING CAPITAL BALANCES RELATED TO OPERATIONS ARE AS FOLLOWS:

                                                   THREE MONTHS          SIX MONTHS
                                                       ENDED                ENDED
                                                      JUNE 30              JUNE 30
                                               -------------------   ------------------
                                                  2006       2005      2006       2005
                                               ---------   -------   --------   -------
          Cash provided by (used in):
             Concentrate awaiting settlement    $(10,679)  $12,339   $(22,718)  $29,685
             Inventories and stockpiles             (964)      290       (201)     (432)
             Other assets                            572       304        839       680
             Accounts payable and accrued
                liabilities                       (2,720)     (106)    (1,764)   (2,117)
             Taxes payable                          (228)     (429)      (257)     (545)
                                                ---------  -------    -------   -------
                                                $(14,019)  $12,398   $(24,101)  $27,271
                                                ---------  -------    -------   -------

     (b) On June 23, 2006, the Company, in a non cash transaction, issued Series II convertible notes with an aggregate principal value of US$13.5 million to KFOC to repay the US$13.5 million outstanding under the credit facility with KFOC, due to mature on June 30, 2006 (also refer to Note 6).

     (c) During the six months ended June 30, 2006, mining interests were acquired at an aggregate cost of $11,084 (June 30, 2005 - $19,170) of which $nil (June 30, 2005 - $5,379) were acquired by means of capital lease.

9.   REVENUE FROM METAL SALES

                                                  THREE MONTHS        SIX MONTHS
                                                     ENDED               ENDED
                                                    JUNE 30             JUNE 30
                                               -----------------   -----------------
                                                 2006      2005      2006      2005
                                               -------   -------   -------   -------
          Palladium                            $16,930   $ 9,432   $29,276   $21,302
          Adjustments for mark-to-market        (1,989)      359     2,440       685
          Nickel                                 6,480     4,637    11,169     9,523
          Platinum                               6,862     4,775    12,031     9,601
          Gold                                   2,249     1,873     4,240     3,691
          Copper                                 4,691     2,162     7,345     4,148
          Other metals                             296       306       510       800
                                               -------   -------   -------   -------
                                               $35,519   $23,544   $67,011   $49,750
                                               -------   -------   -------   -------

10.  COMMITMENTS

     The Company enters into forward contracts from time to time to hedge the effects of changes in the prices of metals it produces and foreign exchange on the Company's revenues. Gains and losses realized on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales when the hedge transaction occurs. Currently, the Company does not have any contracts in place.


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

11.  COMPARATIVE PERIOD FIGURES

     Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.


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